March 6, 2025

Kevin S. Buchel
Chief Financial Officer
Napco Security Technologies, Inc.
333 Bayview Avenue
Amityville, New York 11701

       Re: Napco Security Technologies, Inc.
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Form 10-Q for the Quarterly Period Ended December 31, 2024 Form 8-K, filed February 3, 2025
           File No. 000-10004
Dear Kevin S. Buchel:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-Q for the Quarterly Period Ended December 31, 2024
Note 1 - Nature of Business and Summary of Significant Accounting Policies, page 9

1. Please provide disclosure as to whether all adjustments which are, in the opinion of management, necessary to a fair statement of the quarterly interim financial statements have been made, and if so, further state if all such adjustments are of a normal recurring nature. Refer to Rule 10-01(b)(8) of Regulation S-X.


Form 8-K, Filed February 3, 2025
Exhibit 99.1 Earnings Release, page 1

2. Refer to reconciliation table of non-GAAP measures of performance and address the following:
 March 6, 2025
Page 2

             Provide a reconciliation of Adjusted EBITDA per diluted share to the most directly comparable measure of net income per diluted share. Refer to the Staff's
           Compliance and Disclosure Interpretations ("C&DIs") on Non-GAAP Financial
           Measures, Question 102.05 whereby non-GAAP per share performance measures should be reconciled to GAAP earnings per share.

             We note your Adjusted EBITDA computation includes nonrecurring legal expenses (income). Provide disclosure of the nature of these nonrecurring legal expenses (income) in your MD&A discussion in future filings. Further, as legal costs are considered to be normal, recurring, cash operating expenses, it is not clear how you determined these costs to be nonrecurring and eliminating them from non-GAAP performance measures is appropriate or complies with Question
           100.01 of the C&DIs on Non-GAAP Financial Measures. Please more fully explain to us why you believe this adjustment is appropriate or tell us how you plan to revise your computation of Adjusted EBITDA in future filings to remove this adjustment.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing